December 5, 2008

VIA EDGAR TRANSMISSION

AND BY HAND

Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers and Acquisitions

450 Fifth Street, N.W.

Washington, DC 20549

Attn: Mr. Nicholas P. Panos

Dear Mr. Panos:

On behalf of NDS Group plc (“NDS” or the “Company”), set forth below are responses to the comments of the staff of the Office of Mergers and Acquisitions (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter (the “Comment Letter”) relating to Amendment No. 3 to the Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”) and Amendment No. 3 to the Transaction Statement on Schedule 13E-3 (the “Schedule 13E-3”), each filed by the Company on November 4, 2008. The responses are based on information provided to us by the Company, News Corporation and Nuclobel Lux 1 S.àr.l. and Nuclobel Lux 2 S.àr.l. (the latter two entities together being the “Bidcos”). Capitalized terms used herein and otherwise not defined herein shall have the meanings assigned to such terms in the Proxy Statement and/or the Schedule 13E-3, as applicable.

The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter, and to facilitate your review, we have reproduced the text of the Staff’s comments in boldfaced print below. References in this letter to page numbers and section headings refer to page numbers and section headings in Amendment No. 4 to the Proxy Statement on Schedule 14A (the “Revised Proxy Statement”) and Amendment No. 4 to the Transaction Statement on Schedule 13E-3 (the “Revised Schedule 13E-3”), each as filed via EDGAR submission concurrently with this letter and dated December 5, 2008.

The Revised Proxy Statement and Revised Schedule 13E-3 contain responses of the Company to the Staff’s comments contained in the Comment Letter, as well as additional changes required to update the disclosure contained in the Proxy Statement and Schedule 13E-3. To facilitate the Staff’s review, we have also provided, on a supplemental basis, blacklines of the

Revised Proxy Statement marked against the Proxy Statement and the Revised Schedule 13E-3 marked against the Schedule 13E-3.

Schedule 13E-3

Item Id. Exhibits, page 6.

1.	We have reviewed the analysis and response provided in reply to comment 2 of our letter dated October 29, 2008, and disagree with the conclusion. Please revise Exhibits (c)(2), (c)(7), (c)(8) and (c)(9) to include a cover page that explains security holders are unconditionally entitled to rely on the presentations notwithstanding the qualifying language contained therein. Alternatively, revise the cited exhibits to include a cover page that includes the disclosures described in section II.D.1 of the Division’s Current Issues and Rulemaking Projects Outline available at the following link: http://www.sec.gov/divisions/corpfin/guidance/ci111400ex regm-a.htm.

The Company has revised the disclosure on pages 35 to 38 of the Revised Proxy Statement and Exhibits C-5 and C-9 to the Revised Schedule 13E-3 in response to the Staff’s comment.

Preliminary Schedule 14A

Reasons for the Independent Committee’s Recommendation: page 35

2.	We have reviewed the extract of the board minutes provided in reply to comment 13 of our letter dated October 29, 2008, and do not agree that the Independent Committee was authorized to make a fairness determination on behalf of the issuer NDS Group plc for purposes of complying with Item 8 of Schedule 13E-3 and corresponding Item 1014(a) of Regulation M-A. Please revise to provide a fairness determination by NDS Group plc.

The Company notes the Staff’s comment that Item 1014(a) of Regulation M-A requires that the Company itself make a determination as to whether the proposed transaction is fair or unfair to unaffiliated shareholders. In the case of the Company (and in accordance with United Kingdom law and practice), this determination was made by an independent committee, comprised of the only members of the board of directors who did not have a conflict in evaluating the proposed transaction, pursuant to authority delegated to the independent committee by the board of directors.

In accordance with the foregoing and in response to the Staff’s comment, the board of directors of the Company approved on December 4, 2008 the resolutions attached as Exhibit A to this letter to clarify that the committee was authorized and empowered, in the name and on behalf of the Company, to review and evaluate the Proposed Transactions and make recommendations with respect thereto to the unaffiliated security holders of the Company, including as required pursuant to Item 1014 of Regulation M-A. To reflect the foregoing, the Company has revised the disclosure on pages 10 and 46 of the Revised Proxy Statement to include the language set forth below:

NDS, acting through the Independent Committee, has determined that the terms of the Proposed Transactions are substantively and procedurally fair and reasonable to the unaffiliated NDS shareholders. Because each member of the Board, other than those members serving on the Independent Committee, was conflicted in making a determination as to the substantive and procedural fairness of the Proposed Transactions to the unaffiliated NDS shareholders, either because of the member’s role in the Proposed Transactions or the member’s employment with NDS or News Corporation, the Board delegated to the Independent Committee the authority to make such a fairness determination in the name and on behalf of NDS. Therefore, the Board did not take a position as to the substantive and procedural fairness of the Proposed Transactions to the unaffiliated NDS shareholders.

*            *            *

The undersigned, on behalf of News Corporation, NDS Holdco, Inc., NDS Group plc, Nuclobel Lux 1 S.àr.l. and Nuclobel Lux 2 S.àr.l. (collectively, the “Filing Persons”) hereby acknowledges that: (i) the Filing Persons are responsible for the adequacy and accuracy of the disclosure in the filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) the Filing Persons may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*            *            *

Please direct any questions concerning this letter to the undersigned at (212) 735-3743, Lou R. Kling at (212) 735-2770 or Howard L. Ellin at (212) 735-2438.

Regards,

/s/ Brandon Van Dyke
Brandon Van Dyke

cc:	Lawrence A. Jacobs, News Corporation
Greg Nardini, NDS Group plc
Paul Armstrong, Permira Advisers LLP
Matthew Layton, Clifford Chance LLP
Frederick S. Green, Weil, Gotshal & Manges LLP
Christopher Ewan, Fried, Frank Harris, Shriver & Jacobson LLP

Exhibit A

NDS GROUP PLC

(Registered Number 01950497)

(the Company)

WRITTEN BOARD RESOLUTIONS

WHEREAS, the Board of Directors of the Company (the “Board”) wishes to clarify the scope of the resolutions adopted at a meeting of the Board held on March 17, 2008 and, in addition, to restate, in part, its delegation of authority to the Independent Committee;

NOW THEREFORE BE IT:

RESOLVED, that the Independent Committee is hereby authorized and empowered, in the name and on behalf of the Company, to review and evaluate the Proposed Transactions and make recommendations with respect thereto to the unaffiliated security holders of the Company (as defined under Rule 13e-3 promulgated by the Securities and Exchange Commission (the “SEC”) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), including without limitation to make a determination, in the name and on behalf of the Company, as to the substantive and procedural fairness of the Proposed Transactions to the unaffiliated security holders of the Company pursuant to Item 1014 of Regulation M-A promulgated by the SEC (the “Fairness Determination”); and further

RESOLVED, that the Independent Committee is authorized and empowered to direct the appropriate officers of the Company to prepare and file, in the name and on behalf of the Company, a Rule 13e-3 Transaction Statement on Schedule 13E-3, together with any exhibits or other documents considered necessary or appropriate in connection therewith (the “Schedule 13E-3”), proxy materials, including a Proxy Statement on Schedule 14A (the “Proxy Statement”) and any other required filings with the SEC, in each case, relating to or in connection with the Proposed Transactions, and any amendments or supplements thereto as the Independent Committee may deem reasonably necessary under applicable law, setting forth, among other things, the Fairness Determination; and further

RESOLVED, that in order for the Company to comply with all applicable requirements of the Exchange Act and to give effect to the directions of the Independent Committee, the appropriate officers of the Company, including without limitation Dr. Abraham Peled and Mr. Alexander Gersh, be, and each of them individually hereby is, authorized, empowered and directed, in the name and on behalf of the Company, with the advice and assistance of counsel, to prepare, execute, deliver and file, or cause to be prepared, executed, delivered and filed with the SEC, all reports, statements, documents and information required to be filed by the Company pursuant to the Exchange Act, including, without limitation, to the extent deemed necessary or appropriate by the appropriate officers, after consultation with counsel, (i) the Proxy Statement, (ii) the Schedule 13E-3, (iii) one or more Current Reports on Form 8-K and (iv) such other reports, statements, documents and information required to be filed by the Company pursuant to the Exchange Act, or otherwise deemed necessary or appropriate by such officers.

SIGNATURES

/s/ David Francis Devoe	/s/ Roger Einiger
David Francis DEVOE	Roger EINIGER

/s/ Nathan Gantcher	/s/ Lawrence Aaron Jacobs
Nathan GANTCHER	Lawrence Aaron JACOBS

/s/ Dr Abraham Peled	/s/ Peter Powers
Dr Abraham PELED	Peter POWERS

/s/ Arthur Siskind
Arthur SISKIND

Date: 4th December 2008